Exhibit 99.1

Ballard Files Base Shelf Prospectus to Replace Existing Shelf Prospectus

VANCOUVER, BC, June 12, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) has announced the filing of a final short form base shelf prospectus dated June 11 (the "Prospectus") in each of the provinces and territories of Canada together with a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Prospectus qualifies the issuance of common shares, preferred shares, warrants to purchase common shares, debt securities and units comprised of one or more of any of the foregoing securities (all of the foregoing collectively, the "Securities") from time to time over a 25-month period.

Ballard has filed the Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of Securities. There is no certainty any Securities will be offered or sold under the Prospectus and/or Registration Statement within the 25-month effective period.

Should Ballard decide to offer Securities during the 25-month effective period, terms of future offerings, the intended use of the net proceeds resulting from such offerings, and the terms of the Securities to be offered, if any, will be established at the time(s) of any such offerings and will be described in a prospectus supplement filed with applicable Canadian securities regulators and/or the SEC, respectively.

The Prospectus replaces Ballard's previous short form base shelf prospectus dated May 9, 2023, which expired on June 9, 2025.

Copies of the Registration Statement and the Prospectus contained therein are available at www.sec.gov and http://www.sedarplus.ca, respectively.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities, in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of Securities under Ballard's Prospectus and Registration Statement, the filing of a prospectus supplement and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to Ballard's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Sumit Kundu – Investor Relations +1.604.453.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 07:30e 12-JUN-25